SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 August, 2017

Prudential plc to combine its UK businesses to create a leading savings and investments provider

Prudential plc announces its intention to combine its asset manager, M&G, and Prudential UK & Europe (Prudential UK&E) to form M&G Prudential, a leading savings and investments business ideally positioned to target growing customer demand for comprehensive financial solutions.

The combined business manages £332 billion of assets1 for over 6 million customers, both in the UK and internationally, having quadrupled its total external assets since 2008.2

M&G Prudential will leverage its scale, financial strength and complementary product and distribution capabilities to enhance the development of capital-light, customer-focused solutions. The new entity will combine M&G's active investment expertise with Prudential UK&E's capabilities in volatility-adjusted savings and liability-driven investment to provide more choice for customers across both brands through retail, institutional and direct channels. The unified business will also be better positioned to develop and fund joint product propositions and to build new digital service and distribution to meet fast changing customer needs.

M&G Prudential will invest to accelerate its transformation into an efficient, service-led, digitally-enabled business. This investment and associated cost savings, will be shared between M&G, and Prudential UK&E's with-profits and shareholder businesses, with shareholders expected to contribute circa £250 million towards the investment and to benefit from cost savings of circa £145 million3 per annum by 2022, excluding revenue synergies.

John Foley, currently Chief Executive of Prudential UK&E, will become Chief Executive of M&G Prudential and remains a member of the Prudential plc Board. Anne Richards will remain Chief Executive of M&G and a member of the Prudential plc Board. Both Anne Richards and Clare Bousfield, CEO Insurance for Prudential UK&E, will become Deputy Chief Executives of M&G Prudential.

Further details about M&G Prudential will be presented at Prudential plc's Investor Conference in London on 16 November 2017.

John Foley, Chief Executive of M&G Prudential, said: "I look forward to working with the teams across both sides of the business to develop the products and capabilities that will help us to continue to lead the fast-changing savings and investments market. Prudential UK&E and M&G both offer well designed solutions which help investors meet their most important financial goals. Combining their complementary strengths allows us to provide greater choice to a wider range of customers."

Anne Richards, Chief Executive of M&G, said: "This is an exceptional opportunity to bring together M&G's extensive investment capabilities and Prudential UK&E's expertise in balance sheet management. It will enable our investment teams to offer their expertise to a wider range of customers and across a broader range of investment and savings formats, while continuing to provide our current clients with the same high level of service."

Mike Wells, Prudential plc Group Chief Executive, said: "M&G and Prudential UK&E have a long history of collaboration and we are fortunate to have two highly respected brands. Combining these businesses will allow us to better leverage our considerable scale and capabilities."

"In recent years, we have seen a convergence in the investments and savings markets with customers across all geographies and demographics demanding more comprehensive solutions to their financial needs. Bringing together these two high-quality businesses, while transitioning to a capital-light model, will enable M&G Prudential to increase its growth prospects by providing better outcomes for our millions of customers and in turn generate strong returns for our shareholders."

1.       At 30 June 2017.
2.       M&G Prudential external AUM including PruFund increased from £48 billion at 31 December 2008 to £180 billion at 30 June 2017.
3.       Pre-tax.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Jonathan Miller	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin Chantal Waight	+44 (0)20 3480 5590 +44 (0)20 7548 3039
Notes to Editors:

About M&G Prudential
●
M&G Prudential brings together two of the most trusted brands in the UK financial services sector.  For over 169 years, Prudential has been providing financial security to generations of UK customers. M&G Investments is an asset manager with more than 80 years' experience of actively investing on behalf of individuals and institutions.
●
The combined business will continue to offer products under both the M&G and Prudential brands.

Market opportunity
●
 Assets under management in 2015 in the UK totalled £7 trillion with that figure expected to rise to £10 trillion by 2023 (source: The Investment Association, BCG and Prudential estimates ).
●
 Assets under management in 2015 in Europe (ex-UK) totalled €14 trillion with that figure expected to rise to €19 trillion by 2023 (source: The European Fund and Asset Management Association, BCG and Prudential estimates).
Products and positioning
●
M&G Prudential has combined assets under management of £331.6 billion at 30 June 2017, comprising external assets of £149.1 billion, and internal assets of £182.5 billion.
●
M&G actively invests on behalf of individuals and institutions, helping customers prosper by securing long term returns for their savings. M&G operates across a full range of asset classes: multi-asset, alternatives, fixed income and equities. M&G has external retail assets of £72.5 billion and external institutional assets of £76.6 billion. European customers account for £35.2 billion of its assets under management, a figure which has grown at a compound annual growth rate of 30 per cent over the five and a half years to 30 June 2017.
●
Prudential UK&E is a leading provider of long-term savings, investment and retirement income solutions. Prudential's PruFund, which provides smoothed returns through a wide range of propositions including ISAs, pension savings, income drawdown and bonds, has £30.0 billion of assets under management. PruFund has grown at a compound annual rate of 36 per cent over the five and a half years since 2012.
●
 Prudential UK&E has strong  asset-liability management capability and derivatives expertise that is deployed in delivering services to customers.

Investment performance
●
At 30 June 2017,  the proportion of M&G's retail and direct  funds performing above median net of fees, and weighted by fund size, was 70%  over a 1 year period and 56% of funds over a 3 year period.
●
At 30 June 2017, 100% of M&G's Institutional Fixed Income and segregated and Public Debt mandates performed above benchmark, where they have a benchmark, gross of fees.
●
At 30 June 2017, PruFund returned 23 per cent over three years compared to 16 per cent for the ABI Mixed Investment 20%-60% benchmark.

Distribution
●
M&G distributes its products in 18 jurisdictions across Europe, including the UK, where  M&G services both institutional and wholesale clients, through a network which includes 19,000 IFAs.
●
Prudential UK&E distributes its propositions through a network of 21,000 IFAs and 288 financial planners.

Financials
●
Prudential plc today reported its half-year 2017 results.  During the first six months:
o  M&G IFRS pre-tax operating profit increased by 10 per cent to £248 million.
o  M&G assets under management increased to £281.5 billion, with external net inflows of £7.2 billion.
o  Prudential UK life insurance IFRS pre-tax operating profit increased by 1 per cent to £480 million.
o  Prudential UK life retail sales increased by 22 per cent to £721 million, with PruFund sales up 29 per cent to £564 million.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, with £635 billion of assets under management (as at 30 June 2017). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in Prudential's 2017 half year report and the 'Risk factors' heading of Prudential's 2017 half year report filed on Form 6-K filed with the US Securities and Exchange Commission and which are available on its website at www.prudential.co.uk

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer